

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

James Porter
Chief Executive Officer
Nuvalent, Inc.
One Broadway, 14th Floor
Cambridge, MA 02142

> **Re: Nuvalent, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 7, 2021**
> **File No. 333-257730**

Dear Dr. Porter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 7, 2021

Overview, page 1

1.   We note your response to prior comment 4. Please revise the Summary to disclose your plan to conduct an End of Phase 1 meeting with the FDA.

Intellectual Property, page 156

2.   We note your response to prior comment 17. Please clarify the applicable jurisdictions for your ErbB program.

Exhibits

3.   Please revise Article VI of your Form of Amended and Restated Bylaws to clearly state that the Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act, consistent with your disclosure on page 91. Alternately, please provide reasonable assurance that you will make future investors aware of the provision's limited applicability by including such disclosure in your future Exchange Act reports.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Jeffrey Gabor at 202-551-2544 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences

cc: Sarah Ashfaq